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N E W S   R E L E A S E

TALISMAN UPDATES STATUS OF SUDAN SALE

CALGARY, Alberta – December 31, 2002 –On October 30, 2002, Talisman Energy Inc. announced that it had entered into a definitive agreement for the sale of its indirectly held interest in the Greater Nile Oil Project in Sudan to ONGC Videsh Limited (”OVL”), a subsidiary of India’s national oil company.  As previously announced, the completion of the transaction is subject to certain conditions, including the obtaining of consents from the Government of Sudan and the other consortium members and the waiver or expiry of rights of first refusal.  At the time of the announcement, it was estimated that the sale could be completed by December 31, 2002.  Talisman is currently in discussions with the Government of Sudan and other consortium members and now anticipates that the sale will be completed prior to January 31, 2003 for the same consideration as previously announced.  The delay is the result of a number of factors, including seasonal activities in various countries and complexities related to the consortium members' interests.

For further information, please contact:

David Mann, Manager, Investor Relations &

Corporate Communications

Phone:

403-237-1196

E-mail:

tlm@talisman-energy.com

Website:

www.talisman-energy.com

This news release contains forward-looking statements, including expectations relating to the completion (including timing) of the sale transaction.  Forward-looking statements are based on current expectations that involve a number of risks and uncertainties which could cause actual events to differ materially from those reflected in those statements.  Forward-looking statements are based on the estimates and opinions of Talisman's management at the time the statements were made.  Talisman assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

38/02

~~  This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~

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